

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 8, 2008

Evan Williams
President
Race World International, Inc.
968 – 240th Street
Langley, British Columbia, Canada, V2Z 2Y3

Re: **Race World International, Inc.**
   Registration Statement on Form SB-2
   Filed January 14, 2008
   File No. 333-148636

Dear Mr. Williams:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Please file your amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Calculation of Registration Fee

2. Please include a fee table, which calculates the registration fee and precedes the cover page.

Front Cover

3. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Cover Page

4. We note your disclosure that the selling shareholders are offering their shares at $.10 per share and that you intend to apply for admission for the quotation of your securities on the NASD OTC Bulletin Board. As such, please revise to state that the selling shareholders will sell at a price of $.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

5. In this regard, please delete the disclosure of the price the selling shareholders paid for the shares and the risk that they may sell below your offering price.

6. You indicate that you are offering 41,900,000 shares of common stock on a best efforts basis. However, elsewhere you indicate that you are offering 10,000,000 shares and the selling shareholders are offering the additional 31,900,000 shares. Please revise for consistency.

7. We note your disclosure that offering expenses in excess of 20.6% of the total proceeds raised will be paid by one or more of your current stockholders. Please explain to us what you mean by this and who you are referring to.

Outside Back Cover Page

8. Please move the dealer prospectus delivery obligation language to the outside back cover page of the prospectus. Refer to Item 502 of Regulation S-B.

Prospectus Summary

9. Substantially revise your summary to accurately describe your current operations. Please provide a snapshot of the current state of your business, i.e., that you are a

development stage company, that you have not generated revenues from your business activities and that your accountants have issued a going concern opinion. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, disclose that you do not anticipate being able to generate revenues even after this offering and that additional financing will be required before you can commence operations.

10. Please refer to the total shares outstanding, rather than describing them as issued.

Risk Factors, page 3

11. Please add a risk factor that you may not be able to absorb the costs of being a public company. These would include the costs of reporting and salaries to management.

We May Not Be Able to Raise Sufficient, page 7

12. Please revise to include a separate risk factor, with its own subheading, that your independent auditors issued a going concern opinion.

Use of Proceeds, page 18

13. You disclose that the Principal Founding Shareholders expect reimbursement from this offering. Please quantify this. It is also unclear where this is accounted for in the above table.

14. You indicate that you will spend approximately $54,182 on your Registration Statement. Please clarify where this amount is shown in the table regarding the use of proceeds or advise.

Description of Business, page 24

15. Please substantially revise this entire section so that it describes your current circumstances. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. If you have no current plans to begin developing the phases of your business plan or no available financing, so state.

Property, page 27

16. Because you have not even approached the seller regarding the land you wish to purchase, it is not clear that you know if this land is for sale and you do not have

the financing available to purchase the land, it does not appear appropriate to discuss the targeted property. Please revise accordingly.

Background of Executive Officers, Directors and Significant Employees, page 29

17. Briefly describe Evan Williams' and Leigh Anderson's business experience during the last 5 years. Refer to Item 401(a)(4) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 32

18. Please update this table to the most recent practicable date. Refer to Item 403(b) of Regulation S-B.

Shares Eligible for Future Sale, page 35

19. Please update this disclosure in the light of the fact that you are registering the selling shareholder shares for sale with this registration statement.

Plan of Distribution, page 37

20. Please advise us whether Mr. Evan Williams is associated, as defined in rule 3a4-1 of the Securities Exchange Act of 1934 and if so, whether he intends to rely upon the safe harbor provisions of that rule including an analysis of the basis for such reliance.

Part II. Item 26. Recent Sales of Unregistered Securities

21. It is unclear why you refer to "Boarder Management." Please advise or revise.

Exhibit 5.1

22. Please revise to opine on the 41,900,000 shares, separately quantifying and addressing the shares offered by the company and those offered by the selling shareholders.

23. In this regard, please revise to state that the shares offered by the company will, when sold, be legally issued, fully paid and non-assessable.

Updated Financial Statements

24. In your amendment to your registration statement, please update with interim unaudited financial statements.

25. Also, please file a currently dated consent from the independent public accountant in the amendment.

Signatures

26. The principal executive officer, the principal financial officer and the controller or principal accounting officer and at least a majority of the board of directors must sign the registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at 202-551-3210 with any questions.

Regards,

Susan C. Block
Attorney-Advisor